Exhibit 1

News Release

RINKER GROUP COMPLETES SALE OF POLYPIPE BUSINESS

Rinker Group Limited (“Rinker”) confirmed today that its US subsidiary Rinker Materials Corporation has successfully completed the divestment of its plastic pipe and liner operations (“Polypipe”) to the Halifax Group. The sale follows receipt of regulatory approval and satisfaction of various closing conditions.

The sale, announced in January, was a sale of stock transaction, with the price around US$8 million ahead of book value. Total sale proceeds were around US$65 million, including an anticipated working capital adjustment. The sale will be recorded in Rinker’s current fourth quarter results.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. For the year ended 31 March 2004, Rinker’s annual trading revenue was over US$3.7 billion, and profit from ordinary activities before interest and tax (EBIT) was almost US$500 million. Market capitalization is around US$8 billion. Rinker has nearly 13,000 employees in over 760 sites across the US, Australia and China. Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

For further information, please contact Debra Stirling on 61 2 9412 6680 or 0419 476 546

(international + 61 419 476 546)

28 February 2005	RIN 10-05

Rinker Group Limited   ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067   PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au